Exhibit 21
NVR, Inc. Subsidiaries

Name of Subsidiary	State of Incorporation or Organization
NVR Mortgage Finance, Inc.	Virginia
NVR Settlement Services, Inc.	Pennsylvania
RVN, Inc.	Delaware
NVR Funding II, Inc.	Delaware